NOTICE OF CHANGE IN CORPORATE STRUCTURE
(Pursuant to section 4.9 of NI 51-102)

1. Names of the Parties to the Transaction

Seabridge Gold Inc. ("Seabridge") and Valor Gold Corp. ("Valor")

2. Description of the Transaction

Effective as of 12:01 (Vancouver Time) (the "Effective Time") on June 3, 2026 (the "Effective Date"), Seabridge and Valor completed a "spin-out" transaction (the "Arrangement") by way of a court-approved statutory plan of arrangement under the Canada Business Corporations Act (the "Plan of Arrangement"), whereby Seabridge's wholly-owned subsidiary, Seabridge Gold (NWT) Inc. ("SNWT"), which owns the Courageous Lake project located in the Northwest Territories (the "Property"), was spun-out to Valor.

Pursuant to the Plan of Arrangement, among other things:

(a) the share capital of Seabridge was reorganized by (i) renaming and redesignating all of the issued and unissued common shares of Seabridge ("Seabridge Shares") as "Class A common shares without par value" and amending the rights and restrictions attached to those shares to provide the holders thereof with two (2) votes in respect of each share held, being the "Seabridge Class A Shares"; and (i) creating a new class consisting of an unlimited number of "common shares without par value" with terms and rights and restrictions identical to those of the Seabridge Shares immediately prior to the Effective Time, being the "New Seabridge Shares";

(b) (i) each issued and outstanding Seabridge Class A Share outstanding as at the close of business on the day prior to the Effective Date held by a shareholder of Seabridge (a "Seabridge Shareholder") was exchanged for: (A) one New Seabridge Share; and (B) that number or fraction of common shares of Valor ("Valor Shares") equal to such Seabridge Shareholder's pro rata portion of the 55,000,000 Valor Shares held by Seabridge as at the close of business on the day prior to the Effective Date divided by the number of Seabridge Class A Shares held by such Seabridge Shareholder immediately before the exchange described in this paragraph; (ii) the holders of the Seabridge Class A Shares were removed from the central securities register of Seabridge as the holders of such Seabridge Class A Shares and were added to the central securities register of Seabridge as the holders of the number of New Seabridge Shares that they received, and (iii) the Valor Shares transferred to the then holders of the Seabridge Class A Shares were registered in the name of the former holders of the Seabridge Class A Shares; and

(c) all of the issued Seabridge Class A Shares were cancelled.

As a result of the Arrangement, Valor ceased to be a wholly-owned subsidiary of Seabridge, and Seabridge Shareholders became shareholders of Valor.

The Arrangement was approved by Seabridge shareholders on May 22, 2026, and Seabridge obtained the final order with respect to the Plan of Arrangement from the Supreme Court of British Columbia on May 27, 2026.

3. Effective Date of Transaction

June 3, 2026.

4. Name of Each Party that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Seabridge continues to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and Yukon. As a result of the Arrangement, Valor became a reporting issuer in each of the foregoing provinces. No party ceased to be a reporting issuer as a result of the Arrangement.

5. Date of the reporting issuer's first financial year-end subsequent to the transaction

December 31, 2026.

6. Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction unaudited interim financial statements of Seabridge for the six month period ended June 30, 2026 and 2025;

  unaudited interim financial statements of Seabridge for the nine month period ended September 30, 2026 and 2025; and

  audited annual financial statements of Seabridge for the year ended December 31, 2026 and 2025.

7. Documents filed under National Instrument 51-102 that described the Transaction

The following documents describing the Arrangement were filed on SEDAR+ and are available on www.sedarplus.ca under the profile for the Seabridge:

(a) news release of Seabridge dated December 16, 2025 announcing Seabridge's intention to complete the Arrangement;

(b) news release of Seabridge dated December 18, 2025 announcing an update on the Arrangement;

(c) news release of Seabridge dated January 21, 2026 announcing an update on the Arrangement;

(d) notice of meeting and information circular of Seabridge dated March 30, 2026 (the "Circular") for the special meeting of Seabridge held on May 22, 2026;

(e) news release dated April 27, 2026 announcing the Arrangement and the execution of an arrangement agreement between Seabridge and Valor, providing an update on the Arrangement and the meeting pursuant to which the Arrangement would be approved by Seabridge shareholders, and announcing the filing of the Circular;

(f) news release of Seabridge dated May 22, 2026 announcing the receipt of shareholder approval of the Arrangement; and

(g) news release of Seabridge dated June 3, 2026 announcing closing of the Arrangement.

DATED this 3rd day of June, 2026.